

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 8, 2010

José Antônio de Almeida Filippo
Chief Financial Officer
Companhia Brasileira De Distribuicão
Avenida Brigadeiro Luiz Antonio, 3,142
01402-901 São Paulo, SP
Brazil

> **Re:** **Companhia Brasileira De Distribuicão**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 001-14626**

Dear Mr. Filippo:

We have reviewed your response letter dated October 15, 2010 and have the following comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Note 18. Provision for contingencies, page F-89

1.   We note your response to prior comment five. Please include the explanation you provided us regarding the nature of the line item monetary restatement in a footnote to your table in future filings.

Note 24. Shareholders' equity, page F-106

d) Capital reserve- Special goodwill reserve, page F-109

2.   We note you are continuing to study the issue raised in our prior comment six and await your response.

Note 31. First-time adoption of IFRS, page F-126

3.   Please refer to prior comment eight. Your response includes an added explanation of the Brazilian accounting previously applied but does not provide a sufficiently detailed explanation of each of the specific adjustments reflected in your reconciliations. For example only, please explain what comprised the Rossi Business Combination adjustments. If the adjustments represent the difference between lease expense recognized under Brazilian GAAP and the fair value of the business acquired under IFRS

3, please clarify that fact and quantify the amount of the adjustments. Quantify the amount of the put option recorded under IFRS related to the Assai business combination. Explain why there is a difference in the calculation of forfeitures for stock options and the allowance for loan losses in the Miravalles equity pickup. Please refer to Instruction 3 to Item 8 of Form 20-F and paragraph 25 and IG63 of IFRS 1.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief